Mail Stop 3561

March 31, 2010

Via Fax & U.S. Mail

Mr. Jie Li
Chief Financial Officer
No. 1 Henglong Road
Yu Qiao Development Zone, Shashi District
Jing Zhou City, Hubei Province
People's Republic of China

      Re: **China Automotive Systems, Inc.**
               Form 10-K for the year ended December 31, 2008
               Filed March 26, 2009
               File No. 000-33123

Dear Mr. Li:

We have reviewed your response letter dated March 17, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Results of Operations

1. We note from your response to our prior comment 1 that after sales service expenses are the estimated costs of product warranties arising from the Company's commitment to provide repair and maintenance services and other services within a certain period after the Company's products were sold. In light of the fact that these appear to be product warranty costs directly related to the product and you present a gross profit subtotal on your statements of earnings, we believe these costs should be included in the cost of sales line item. Also, as these expenses appear to be material to gross profit for both 2008 and 2007 we believe that you should revise your Form 10-K for the year ended December 31, 2009 to present these costs appropriately.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis
-Results of Operations

2. We note that in response to one of our prior comments you revised your results of operations section of MD&A to include a discussion of the changes in the cost of sales line item, in addition to a discussion of the changes in gross profit. However, it does not appear that you revised this section to discuss and analyze the results of operations for each operating segment disclosed in the notes to the financial statements. Please confirm that you will comply in future filings.

Notes to the Financial Statements

-   General

3. We note that you had previously responded that you would revise future filings to disclose the existence of the potential control relationship with respect to Hanlin Chens, 58% ownership of your outstanding common stock. However, it does not appear from the notes to the financial statements that you have included the requested disclosure. As previously requested, please revise the notes to the financial statements in future filings to disclose the existence of this potential control relationship with respect to your outstanding common shares.

Note 2. Basis of Presentation and Significant Accounting Policies

-   Fair Value of Financial Instruments, page 59

4. We note that you have revised your disclosure in Note 2 to include some of the fair value disclosures set forth in ASC 820-10-50. However, it does not appear from your disclosure that you have included all the required disclosures. Please revise future filings to include the disclosures set forth in ASC 802-10-50-2 which include:

    *   For fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to any of the following:
        1. Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income (or activities)
        2. Purchases, sales, issuances, and settlements (net)
        3. Transfers in and/or out of Level 3 (for example, transfers due to changes in the observability of significant inputs).
    *   The amount of the total gains or losses for the period in included in earnings (or changes in net assets) that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and a description of where those unrealized gains or losses are reported in the statement of income (or activities)
    *   In annual periods only, the valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques, if any, during the period.

    Also, it does not appear from your disclosure in Note 2 that you have separately presented the fair value of the derivative liabilities related to the convertible notes payable. Please revise future filings to include this amount in your fair value measurement disclosures.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
011 86 716-832-9196